SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                             Celebrate Express, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    15100A104
                                 --------------
                                 (CUSIP Number)


                           T2 Partners Management, LP
                        145 East 57th Street, Tenth Floor
                            New York, New York 10022
                          Attention: Whitney R. Tilson
                            Telephone: (212) 386-7160

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 7, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Whitney R. Tilson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  463,009
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  463,009
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,009
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glenn H. Tongue
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF                  7       SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8       SHARED VOTING POWER        -  463,009
       OWNED BY                  -----------------------------------------------
         EACH                    9       SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10      SHARED DISPOSITIVE POWER   -  463,009
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,009
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 3 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T2 Partners Management, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  463,009
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  463,009
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,009
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 4 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T2 Partners Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  463,009
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  463,009
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,009
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 5 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T2 Accredited Fund, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  212,337
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  212,337
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     212,337
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 6 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T2 Qualified Fund, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  140,105
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  140,105
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,105
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 7 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tilson Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  78,567
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10      SHARED DISPOSITIVE POWER   -  78,567
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,567
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                               Page 8 of 20 Pages

CUSIP No.:  15100A104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tilson Focus Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF                  7        SOLE VOTING POWER
        SHARES                   -----------------------------------------------
     BENEFICIALLY                8        SHARED VOTING POWER       -  32,000
       OWNED BY                  -----------------------------------------------
         EACH                    9        SOLE DISPOSITIVE POWER
      REPORTING                  -----------------------------------------------
     PERSON WITH                 10       SHARED DISPOSITIVE POWER  -  32,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 9 of 20 Pages

Item 1.           Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Celebrate Express, Inc., a Washington corporation (the "Company"), with its principal executive offices located at 11220 120th Avenue Northeast, Kirkland, Washington 98033.

Item 2.           Identity and Background.

         (a) The names of the persons filing this statement (the "Statement") are Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP, a Delaware limited partnership ("T2 IM"), T2 Partners Management, LLC, a Delaware limited liability company ("T2 GP"), T2 Accredited Fund, LP, a Delaware limited partnership ("T2 Accredited"), T2 Qualified Fund, LP, a Delaware limited partnership ("T2 Qualified"), Tilson Offshore Fund Ltd., a Cayman Islands exempted company ("Tilson Offshore"), and Tilson Focus Fund, a series of the Tilson Investment Trust, a Delaware statutory trust ("Tilson Focus") (collectively, the "Filers").

         (b)-(c) T2 IM is an investment management firm and is the investment manager of T2 Accredited, T2 Qualified, Tilson Offshore and Tilson Focus. The address of T2 IM's principal business and principal office is 145 East 57th Street, Tenth Floor, New York, New York 10022.

         T2 Accredited is a private investment partnership engaged in the purchase and sale of securities for its own account. The address of T2 Accredited's principal business and principal office is 145 East 57th Street, Tenth Floor, New York, New York 10022.

         T2 Qualified is a private investment partnership engaged in the purchase and sale of securities for its own account. The address of T2 Qualified's principal business and principal office is 145 East 57th Street, Tenth Floor, New York, New York 10022.

         Tilson Offshore is a private investment company engaged in the purchase and sale of securities for its own account. The address of Tilson Offshore's principal business and principal office is c/o Walkers SPV Ltd., P.O. Box 908 GT, Walkers House, Mary Street, George Town, Cayman Islands.

         Tilson Focus is a private investment vehicle engaged in the purchase and sale of securities for its own account. The address of Tilson Focus's principal business and principal office is c/o NC Shareholder Services, 116 South Franklin Street, PO Box 4365, Rocky Mount, NC 27803.

         T2 GP serves as the general partner of T2 Accredited, T2 Qualified and T2 IM. The address of T2 GP's principal business and principal office is 145 East 57th Street, Tenth Floor, New York, New York 10022.

         Glenn H. Tongue is a managing member of T2 GP. Mr. Tongue's business address is 145 East 57th Street, Tenth Floor, New York, New York 10022.

                              Page 10 of 20 Pages

         Whitney R. Tilson is a managing member of T2 GP. Mr. Tilson's business address is 145 East 57th Street, Tenth Floor, New York, New York 10022.

         Whitney R. Tilson, Glenn H. Tongue, T2 IM and T2 GP may each be deemed to have voting and dispositive power with respect to shares of Common Stock held by T2 Accredited, T2 Qualified, Tilson Offshore and Tilson Focus.

         The Directors and Executive Officers of Tilson Offshore are set forth on Exhibit A attached hereto, and the Trustees and Executive Officers of Tilson Focus are set forth on Exhibit B attached hereto, each of which is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Filers or, to the knowledge of the Filers, any other individuals identified on Exhibit A or Exhibit B hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Whitney R. Tilson and Glenn H. Tongue are citizens and residents of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

         The source and amount of funds (excluding commissions) used by T2 Accredited in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $2,564,194

         The source and amount of funds (excluding commissions) used by T2 Qualified in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $1,699,319

         The source and amount of funds (excluding commissions) used by Tilson Offshore in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $951,508

                              Page 11 of 20 Pages

         The source and amount of funds (excluding commissions) used by Tilson Focus in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                             AMOUNT OF FUNDS
         Working Capital                             $385,223

Item 4.           Purpose of Transaction.

            The Filers have reviewed and support the recommendations of The Celebrate Express Shareholder Value Committee ("SVC") as detailed in their
Schedule 13D filing on August 9, 2006 in Exhibit 2 thereto. The Filers expressly disclaim the existence of any group with the SVC.

            All of the shares of Common Stock reported herein as being beneficially owned by the Filers were acquired for investment purposes. Except as set forth herein, none of the Filers or, to their knowledge, any of the persons identified on Exhibit A or Exhibit B hereto, has any plans or proposals that relate to or would result in any of the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

         The Filers reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, or to the extent deemed advisable in light of general investment and trading policies of the Filers, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the close of business on August 7, 2006: (i) T2 Accredited was the beneficial owner of 212,337 shares of Common Stock, which constitute in the aggregate 2.7% of the outstanding shares of Common Stock; (ii) T2 Qualified was the beneficial owner of 140,105 shares of Common Stock, which constitute in the aggregate 1.8% of the outstanding shares of Common Stock;
(iii) Tilson Offshore was the beneficial owner of 78,567 shares of Common Stock, which constitute in the aggregate 1.0% of the outstanding shares of Common Stock; and (iv) Tilson Focus was the beneficial owner of 32,000 shares of Common Stock, which constitute in the aggregate 0.4% of the outstanding shares of Common Stock.

         Whitney R. Tilson, Glenn H. Tongue, T2 IM and T2 GP may each be deemed to be the beneficial owner of the shares of Common Stock beneficially owned directly and of record by each of T2 Accredited, T2 Qualified, Tilson Offshore and Tilson Focus, which constitute in the aggregate 6.0% of the outstanding shares of Common Stock. Each Filer disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Filer.

         The percentages set forth in response are based on the 7,759,821 shares of Common Stock outstanding as of March 31, 2006, as represented by the Company on its Form 10-Q filed with the Securities and Exchange Commission on April 13, 2006.

                              Page 12 of 20 Pages

         (b) T2 IM, T2 GP, Whitney R. Tilson and Glenn H. Tongue have shared power to vote or direct the vote of and to dispose of or direct the disposition of (together with the applicable specified entity): (i) the 212,337 shares of Common Stock held by T2 Accredited; (ii) the 140,105 shares of Common Stock held by T2 Qualified; (iii) the 78,567 shares of Common Stock held by Tilson Offshore; and (iv) the 32,000 shares of Common Stock held by Tilson Focus.

         (c) Transactions in the Common Stock by the Filers effected in the last 60 days, all on the open market, are described in Schedule I hereto, which
Schedule is hereby incorporated by reference.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None of the Filers or, to the knowledge of the Filers, any other individuals identified on Exhibit A or Exhibit B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A - Directors and Executive Officers of Tilson Offshore

         Exhibit B - Trustees and Executive Officers of Tilson Focus

         Exhibit C - Joint Filing Agreement

                              Page 13 of 20 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2006


/s/ WHITNEY R. TILSON
-------------------------------
    Whitney R. Tilson


/s/ GLENN H. TONGUE
-------------------------------
    Glenn H. Tongue


T2 Partners Management, LP

By:   T2 Partners Management, LLC,
      General Partner

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Managing Member


T2 Partners Management, LLC

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Managing Member


T2 Accredited Fund, LP

By:  T2 Partners Management, LLC,
     General Partner

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Managing Member

                              Page 14 of 20 Pages

T2 Qualified Fund, LP

By:  T2 Partners Management, LLC,
     General Partner

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Managing Member


Tilson Focus Fund

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Trustee


Tilson Offshore Fund, Ltd.

By: /s/ WHITNEY R. TILSON
    ----------------------------------
    Whitney R. Tilson, Director

                              Page 15 of 20 Pages

                                    EXHIBIT A


         DIRECTORS AND EXECUTIVE OFFICERS OF TILSON OFFSHORE FUND, LTD.


1.       Francesco Azzollini - Director
         Cattolica Partecipazioni S.p.A.
         Piazza Garibaldi 10
         70056 Molfetta (BA)
         Italy

         Mr. Azzolllini is the CEO of Cattolica Partecipazioni S.p.A, an investment vehicle organized in Italy. He is a citizen of Italy.

2.       Davide Salvatore Carriero - Director
         Cattolica Partecipazioni S.p.A.
         Piazza Garibaldi 10
         70056 Molfetta (BA)
         Italy

         Mr. Carriero is a Financial Analyst at Cattolica Partecipazioni S.p.A, an investment vehicle organized in Italy. He is a citizen of Italy.

3.       Whitney R. Tilson - Director (See Item 2)

                              Page 16 of 20 Pages

                                    EXHIBIT B


              TRUSTEES AND EXECUTIVE OFFICERS OF TILSON FOCUS FUND

1.       Jack E. Brinson
         1105 Panola Street
         Tarboro, North Carolina  27886

         Mr. Brinson is Trustee and Chairman of the Tilson Focus Fund. Mr. Brinson is retired and acts as the independent trustee of various investment companies. Mr. Brinson is a United States citizen.

2.       Theo H. Pitt, Jr.
         418 Western Avenue
         Rocky Mount, North Carolina 27802

         Mr. Pitt is a Trustee of the Tilson Focus Fund. He is a Senior Partner at Community Financial Institutions Consulting and an Account Administrator at the Holden Wealth Management Group of Wachovia Securities (money management firm). Mr. Pitt is a United States citizen.

3.       Whitney R. Tilson - Trustee and President (See Item 2)

4.       Glenn H. Tongue - Vice President and Treasurer (See Item 2)

5.       Julian G. Winters
         116 South Franklin Street
         Rocky Mount, North Carolina 27804

         Mr. Winters is Secretary and Assistant Treasurer of the Tilson Focus Fund. He also serves as Vice President of Compliance and Administration at The Nottingham Company (provider of investment administration). Mr. Winters is a United States citizen.

                              Page 17 of 20 Pages

         EXHIBIT C

                             JOINT FILING AGREEMENT

         The persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Celebrate Express, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 16th day of August, 2006.


                                          /s/ WHITNEY R. TILSON
                                          ---------------------------------
                                          Whitney R. Tilson


                                          /s/ GLENN H. TONGUE
                                          ---------------------------------
                                          Glenn H. Tongue


                                          T2 Partners Management, LP

                                          By:  T2 Partners Management, LLC,
                                               General Partner

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Managing Member


                                          T2 Partners Management, LLC

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Managing Member


                                          T2 Accredited Fund, LP

                                          By:  T2 Partners Management, LLC,
                                          General Partner

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Managing Member

                              Page 18 of 20 Pages

                                          T2 Qualified Fund, LP

                                          By:  T2 Partners Management, LLC,
                                          General Partner

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Managing Member


                                            Tilson Focus Fund

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Trustee


                                          Tilson Offshore Fund, Ltd.

                                          By: /s/ WHITNEY R. TILSON
                                              ----------------------------------
                                              Whitney R. Tilson, Director

                              Page 19 of 20 Pages

                                   SCHEDULE I

                            SCHEDULE OF TRANSACTIONS
                            ------------------------


     Filer                               Trade Date       Quantity       Price
     T2 ACCREDITED FUND LP                 6-Jul-06            236       $12.16
     T2 ACCREDITED FUND LP                20-Jul-06            101       $13.05
     T2 ACCREDITED FUND LP                25-Jul-06         70,000       $12.38
     T2 ACCREDITED FUND LP                26-Jul-06          5,000       $12.01
     T2 ACCREDITED FUND LP                 1-Aug-06          3,000       $12.40
     T2 ACCREDITED FUND LP                 2-Aug-06          2,000       $12.35
     T2 ACCREDITED FUND LP                 7-Aug-06         42,000       $11.95
     T2 ACCREDITED FUND LP                 7-Aug-06         90,000       $11.75

     T2 QUALIFIED FUND LP                  6-Jul-06            118       $12.16
     T2 QUALIFIED FUND LP                 25-Jul-06          6,453       $12.41
     T2 QUALIFIED FUND LP                 25-Jul-06         43,800       $12.38
     T2 QUALIFIED FUND LP                 26-Jul-06          8,000       $12.01
     T2 QUALIFIED FUND LP                 27-Jul-06          2,100       $12.34
     T2 QUALIFIED FUND LP                 28-Jul-06          1,200       $12.48
     T2 QUALIFIED FUND LP                 31-Jul-06          2,800       $12.48
     T2 QUALIFIED FUND LP                  1-Aug-06          3,134       $12.40
     T2 QUALIFIED FUND LP                  2-Aug-06          2,500       $12.35
     T2 QUALIFIED FUND LP                  7-Aug-06         20,000       $11.95
     T2 QUALIFIED FUND LP                  7-Aug-06         50,000       $11.75

     TILSON OFFSHORE FUND LTD              6-Jul-06            118       $12.16
     TILSON OFFSHORE FUND LTD             25-Jul-06         28,000       $12.38
     TILSON OFFSHORE FUND LTD             26-Jul-06         12,700       $12.01
     TILSON OFFSHORE FUND LTD              2-Aug-06            749       $12.35
     TILSON OFFSHORE FUND LTD              7-Aug-06         12,397       $11.95
     TILSON OFFSHORE FUND LTD              7-Aug-06         24,603       $11.75

     TILSON FOCUS FUND                    25-Jul-06         12,000       $12.38
     TILSON FOCUS FUND                    26-Jul-06          2,000       $12.01
     TILSON FOCUS FUND                     7-Aug-06          5,603       $11.95
     TILSON FOCUS FUND                     7-Aug-06         12,397       $11.75

                              Page 20 of 20 Pages